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                                                              EXHIBIT (i)(2)(h)

September 1, 2003

The United States Life Insurance Company
  in the City of New York
830 Third Avenue
New York, NY 10022

Dear Sir or Madam:

   This is to confirm our understanding regarding the Service and Expense Agreement (the "Agreement") incepted as of February 1, 1974 among American International Group, Inc. ("AIG") and those subsidiaries of AIG which have or may become a party thereto from time to time, including The United States Life Insurance Company in the City of New York ("USL").

   1. As of each year-end any services provided or received by USL pursuant to the Agreement on a regular and systematic basis will be identified on a schedule setting forth the type of service provided or received, the provider or recipient of such service and the amount paid or received by USL for such service.

   2. AIG will not provide to USL and will not permit any of its subsidiaries to provide to USL, and USL will not provide, any services under the Agreement unless such services are provided in accordance with the following standards:

    a. If the provider is utilizing proprietary software to perform services under the Agreement, subject to the terms (including any limitations and restrictions) of any applicable software licensing agreement then in effect between the provider and any licensor, the provider shall, upon termination of the Agreement, grant to USL a perpetual license, without payment of any fee, in any electronic data processing software developed or used by the provider in connection with the service provided to USL thereunder, if such software is

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       not commercially available and is necessary, in the USL's reasonable judgment for USL to perform subsequent to termination the functions provided by the provider thereunder. Upon termination, the provider shall promptly deliver to USL all books and records that are, or are deemed by the Agreement, the property of USL. Six months' notice shall be required to cancel the Agreement with respect to electronic data process services provided to USL.

    b. Whenever the provider utilizes its personnel to perform services for USL pursuant to the Agreement, such personnel shall at all times remain employees of the provider, subject solely to its direction and control. USL shall have no liability to such employees for their welfare, salaries, fringe benefits, legally required employer contributions and tax obligations. No facility of the provider used in performing services for or subject to use by USL shall be deemed to be transferred, assigned, conveyed or leased by performance or use pursuant to the Agreement.

    c. All records, books and files established and maintained by provider by reason of its performance of services under the Agreement, which absent the Agreement would have been held by USL, shall be deemed the property of USL and shall be maintained in accordance with applicable law and regulation, including but not limited to, New York Insurance Department Regulation No. 152. The provider and USL each shall maintain its own books, accounts and records in such a way as to disclose clearly and accurately the nature and detail of the transactions between them, including such accounting information as is necessary to support the reasonableness of charges under the Agreement, and such additional information as USL may reasonably request for purposes of its internal bookkeeping and accounting operations. Copies of such records, books and

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       files shall be delivered to USL on demand. All such records, books and files shall be promptly transferred to USL by the provider upon termination of the Agreement. USL and persons authorized by it or any governmental agency having jurisdiction over USL shall have the right, at USL's expense, to conduct an audit of the relevant books, records and accounts of the provider upon giving reasonable notice of its intent to conduct such an audit. In the event of such audit, the provider shall give to the party requesting the audit reasonable cooperation and access to all books, records, and accounts necessary to audit normal business hours. The provider shall maintain acceptable backup (hard copy or another durable medium, as defined in New York Insurance Department Regulation No. 152, as long as the means to access the durable medium is also maintained at USL's principal office) of the records constituting USL's books of account. Such backup will be available to USL in the event of a disaster. Such backup shall be forwarded to USL on a monthly basis and shall be maintained by USL at its principal office in New York. The provider shall be responsible for maintaining a disaster recovery site.

    d. With respect to any accounting services provided to USL which involves USL's books of account, a computer terminal, which is linked to the electronic system that generates the electronic records that constitute USL's books of account shall be kept and maintained at USL's principal office in New York. During all normal business hours, there shall be ready availability and easy access through such terminal (either directly by New York Insurance Department personnel or indirectly with the aid of USL's employees) to the electronic media used to maintain the records comprising USL's books of account. The electronic records shall be in a readable form. The entity providing such accounting services shall maintain format integrity and compatibility of the electronic records that

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       constitute USL's books of account. If the electronic system that created such records is to be replaced by a system with which the records would be incompatible, the provider shall convert such pre-existing records to a format that is compatible with the new system.

    e. With respect to any underwriting functions and services that are performed for or provided to USL by the provider pursuant to the Agreement, it is understood that (i) the provider shall perform such services in accordance with underwriting guidelines and procedures established by USL from time to time and communicated in writing to the provider by USL; and (ii) USL shall retain all final underwriting authority.

    f. With regard to the collection of premiums, deposits and other remittances from policyholders (including payment of principal or interest on policy loans), USL shall establish a lockbox arrangement in the name of USL for the deposit of amounts collected. In the event a lockbox arrangement is not so established, the provider shall deliver to USL an acknowledgement that the provider is acting in a fiduciary capacity with respect to such payments and that the provider shall hold such payments for the benefit of USL and, after the required processing of such payments, will immediately deposit such payments in one or more bank accounts established by USL and subject to the control of officers of USL. In addition, the provider shall furnish a description of the funds handling process and related internal controls.

    g. In the event claims processing services are provided, final decisions relating to claims will be based upon guidelines and procedures established and approved by USL from time to time and communicated in writing to the provider by USL, and (ii) USL shall retain final approval authority on all claim payments. Payment of claims shall be made

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       using USL checks. In performing claim services for USL pursuant to the
       Agreement, the provider shall obtain and maintain all necessary licenses and permits required in order to comply with applicable laws and regulations, including an independent adjuster's license.

    h. In providing services with respect to the Agreement, any and all personal contact or communication, both oral and written, with USL's policyholders, insureds, beneficiaries and applicants will be done in the name of and on behalf of USL. The provider shall use USL's letterhead for all such written communications. If any of the provider's employees who have direct contact with USL policyholders, insureds, beneficiaries or applicants perform such services from a location outside the State of New York, the provider will establish and maintain a toll-free telephone number for use by USL policyholders, insureds, beneficiaries and applicants. If the provider is a New York-licensed insurer, such provider may use the provider's name, followed by "as administrator for" USL".

    i. The performance of services by the provider for USL pursuant to the Agreement shall in no way impair the absolute control of the business and operations of the provider or USL by their respective Boards of Directors. The provider shall act hereunder so as to assure the separate operating identity of USL. The business and operations of USL shall at all times be subject to the direction and control of the board of directors of USL.

    j. In performing or providing functions or services hereunder, the provider shall use that degree of ordinary care and reasonable diligence that an experienced and qualified provider of similar services would use acting in like circumstances and experience in such matters and in accordance with the standards, practices and procedures established by the provider for its own business. The provider shall perform services according to

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       servicing standards of USL or such other standards as may be mutually agreed upon by USL and the provider. The provider shall comply with all laws, regulations, rules and orders applicable to (i) USL with respect to the services provided hereunder or (ii) to the provider. The provider shall maintain sufficient facilities and trained personnel of the kind necessary to perform the services under the Agreement. All facilities, services, space or equipment supplies hereunder shall be of good quality and suitable for the purpose for which they are intended.

    k. USL shall develop standards and guidelines for all services to be furnished to it under the Agreement which require the exercise of judgment and the provider of such services shall conform to such standards and guidelines with respect to such services. In performing any services hereunder, the provider of the service shall at all times act in a manner reasonably calculated to be in or not opposed to the best interests of USL.

    l. All notices, statements or requests provided for hereunder shall be in writing and shall be deemed to have been given when delivered by hand to an officer of the other party or when sent by certified or registered mail, postage prepaid or overnight courier service or upon confirmation of transmission if sent by telecopier or e-mail.

    m. Any unresolved dispute or difference between the parties arising out of or relating to the Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Association and the Expedited Procedures thereof. USL shall appoint one arbitrator, and provider shall appoint one arbitrator, within fifteen (15) days after a call for appointment by any party. The two arbitrators selected shall within fifteen (15) days select a third arbitrator. Each arbitrator shall be officers or former officers of life insurance companies and unaffiliated with any of the parties or any of their affiliates.

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       Each party shall bear the costs and expenses of the arbitrator it appoints and one half of the costs of the third arbitrator.

    n. The award rendered by the arbitrator shall be final and binding upon the parties, and judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction. The arbitration shall take place in New York and the substantive law of New York shall apply in such proceedings.

    o. Any assignment of the Agreement shall not be effective without the consent of each of the parties thereto and only upon 30 days' prior notice to the New York Department of Insurance (unless such period is extended by the New York Department of Insurance) or upon the earlier approval or non-disapproval of such assignment by the New York Department of Insurance.

    p. The provider shall implement and maintain appropriate measures designed to meet the objectives of New York Insurance Department Regulation
       No. 173, with respect to safeguarding USL's customer information and customer information systems. The provider shall adjust its information security program at the request of USL for any relevant changes dictated by USL's assessment of risk around its customer information and customer information systems. Confirming evidence that the provider has satisfied its obligations hereunder shall be made available, during normal business hours, for inspection by USL, anyone authorized by USL, and any governmental agency that has regulatory authority over USL's business activities.

    q. This letter of understanding together with the Agreement constitutes the entire agreement between the parties; and no other agreement, statement or promise not contained in this Letter of Understanding or the Agreement shall be valid or binding.

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If you are in agreement with the foregoing, please indicate the same by signing and returning the copy of this letter enclosed herewith.

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
                                           AMERICAN INTERNATIONAL GROUP, INC.

                                           By:
                                                   -------------------------------

                                           By:
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Agreed to this __ day of _________, 2003

THE UNITED STATES LIFE INSURANCE
COMPANY IN THE CITY OF NEW YORK

By:
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